August 13, 2021


VIA E-MAIL

Brad A. Strickling, Esq.
2801 Highway 280 South
Birmingham, AL 35223

Re:      Protective Life and Annuity Insurance Company
         Protective COLI NY VUL
         Initial Registration Statement on Form N-6
         File Nos. 333-257081; 811-23707

Dear Mr. Strickling:

        You filed the above-referenced initial registration statement on Form N-6 on behalf of
Protective COLI NY VOL (the    Company   ) and its separate account on June 14,
2021. Based on
our review, we have the following comments.1

General

      1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

      2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the
         Company will be solely responsible for any benefits or features associated with the
         Policy.

      3. Please disclose all intermediary specific variations and material state variations, including
         those relating to an investor   s right to cancel, in an appendix to
the prospectus.
         Instruction to Item 8(a) of Form N-6.




1
  Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Brad A. Strickling, Esq.
August 13, 2021
Page 2 of 5



PROSPECTUS

Important Information You Should Consider (pp. 8)

   4. Please remove the narrative preceding the key information tables in accordance with Item
      2 of Form N-6. Please revise the heading to state    Important
Information You Should
      Consider About the Protective Executive Benefits Registered VUL NY
Policy.

   5. Please confirm supplementally that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-6.

   6. Please provide the bracketed information in the table with correspondence as it is
      material to the Staff   s review.

   7. Under transaction charges, the disclosure states that the contract-holder
   may    have to
      pay premium expense charge, consisting of sales load. Please explain whether all contract-holders have to pay premium sales load. If yes, please revise to remove use of
      word    may.

   8. When describing the Risks Associated with Investment Options in the Risks table, please
      add cross-references to Appendix A     Funds Available Under Your Policy.

   9. Under Restrictions in the Risks table, revise the    Investments
header to    Investment
      Options.

Overview of the Policy (pp. 10)

   10. On page 10, please revise the header to    Overview of the Protective
Executive Benefits
       Registered VUL NY Policy.

   11. Please clarify in the Transfers discussion the reference to transferring
to and from    some
       of the Fixed Account Options. More specifically, please identify which Fixed Account
       Options are available for transfers.

   12. Please make corresponding changes to the Overview section of the summary prospectus.
 Brad A. Strickling, Esq.
August 13, 2021
Page 3 of 5



Fee Tables (pp. 12-14)

   13. With respect to the fee table, please explain supplementally why the premium expense fee is shown as a total first, but then sales load and premium tax are shown separately in the items immediately below.

   14. On page 14, please provide completed Operating Expenses as it is
material to the Staff   s
       review.

Summary of Principal Risks of Investing in the Policy (pp. 14)

   15. When listing the factors that could cause a Policy to lapse in the Risk of Lapse discussion, please include taking a loan under the Policy.

The Company and the Fixed Account (pp. 16)

   16. Please provide the address of the Depositor per Item 6(a) of Form N-6.

Changing Death Benefit Options (pp. 30)

   17. Please identify why a change can be made, who must approve such change, and who must be notified of such change per Item 8(d) to Form N-6.

Optional Benefits Under the Policy (pp. 31)

   18. The second bullet under    Description of Restrictions/Limitations
for the    Term Life
       Insurance Rider    benefit references    certain criteria.    Please
describe these criteria in
       greater detail and identify them in a footnote or header per Item 11(a) Instr. 1.
How Can I Withdraw Money From the Policy? (pp. 43-44)

   19. Please state that partial withdrawals may increase the risk that the Policy will lapse, and that surrenders and partial withdrawals may have tax consequences, including a possible tax penalty if withdrawn before a certain age. See Item 12(a) of Form
N-6.

Appendix A

   20. Please ensure that this legend provides a website address that is specific enough to lead investors directly to the portfolio company prospectuses. Instruction 1(b) to Item 18.
 Brad A. Strickling, Esq.
August 13, 2021
Page 4 of 5



STATEMENT OF ADDITIONAL INFORMATION

Services and Premiums (p. 5)

  21. Please provide the bracketed information under the    Services    and
Premiums    headers.
SUMMARY PROSPECTUS

General

   22. Please apply all comments herein to the summary prospectus, as applicable.

   23. Please include on the bottom of the last page of the summary prospectus the
       EDGAR contract identifier for the Policy in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Rule 498A(b)(3)(ii).

Standard Death Benefit (p. 9)

   24. Please state the form of benefit that will be provided if a particular form has not been elected. See Rule 498A(b)(5)(iii); Instructions to Item 10(a) of Form
N-6.




                                        ********

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.
 Brad A. Strickling, Esq.
August 13, 2021
Page 5 of 5



         In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing the pre-effective amendment, please feel free to contact me at 202-551-7565 or stojice@sec.gov.

                                                                   Sincerely,

                                                                   /s/ Elena
Stojic

                                                                   Elena Stojic
                                                                   Senior
Counsel


cc: Christian Sandoe
    Keith Carpenter